

16012468

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 14485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20815 N Cave Creek Road
(No. and Street)

Phoenix (City) AZ (State) 85024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Biltis 623-792-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

11225 North 28th Drive, Suite 101 (Address) Phoenix (City) AZ (State) 85029 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Biltis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tag Wealth Management LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHERYL JONES
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 31, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAG WEALTH MANAGEMENT, LLC

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2015

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

TAG WEALTH MANAGEMENT LLC

Year Ended December 31, 2014

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
Tag Wealth Management, LLC:

We have audited the accompanying statement of financial condition of Tag Wealth Management, LLC, as of December 31, 2015, the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Tag Wealth Management, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tag Wealth Management, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information in schedules I to III has been subjected to audit procedures performed in conjunction with the audit of Tag Wealth Management, LLC's financial statements. The supplemental information in schedules I to III is the responsibility of Tag Wealth Management, LLC's management. Our audit procedures included determining whether the supplemental information in schedules I to III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in schedules I to III. In forming our opinion on the supplemental information in schedules I to III, we evaluated whether the supplemental information in schedules I to III, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information in schedules I to III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Phoenix, Arizona
February 26, 2016

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

TAG WEALTH MANAGEMENT, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:		
Cash	$	18,464
Other assets		659
Total current assets		19,123
	$	19,123

MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	1,000
Total current liabilities		1,000
Member's equity:		
Capital		19,897
Accumulated loss		(1,774)
Total member's equity		18,123
	$	19,123

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Income
For the Year Ended December 31, 2015

Revenue:		
Consulting income	$	48,000
Expenses:		
Compliance		11,563
Regulatory fees and expenses		7,889
Overhead		24,000
Technology		2,175
Other expenses		70
		45,697
Net income	$	2,303

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

	Capital	Accumulated Loss	Total
Balance, December 31, 2014	$ 19,897	(4,077)	15,820
Net income		2,303	2,303
Balance, December 31, 2015	$ 19,897	(1,774)	18,123

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 2,303
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in other assets	625
Net cash provided by operating activities	2,928
Net increase in cash	2,928
Cash, beginning of year	15,536
Cash, end of year	$ 18,464

See accompanying notes.

---

(1) Summary of significant accounting policies:

Nature of Company's business:

Tag Wealth Management (the "Company") was registered in 2011 under the laws of the State of Arizona to operate as a broker-dealer.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Expense sharing

The Company has an expense sharing agreement with an affiliated company, Tag Employer Services, LLC, whereby certain expenses, primarily rent, payroll, and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

(2) Revenue recognition:

Consulting income is recognized in the period services are rendered.

(3) Related party:

Revenue comprises a consulting fee with a related party totaling $48,000 for the year ended December 31, 2015.

Amounts paid to the Company's owner for shared expenses follow:

Overhead	$ 24,000

(4) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. . Generally, the Company's tax returns remain open for three years for Federal examination. At December 31, 2015, income tax years that remain subject to examination by major jurisdictions are 2012 to 2015.

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2015, the Company had net capital of $17,464, which was $12,464 in excess of its required capital of $5,000.

(6) Subsequent events:

The entity did not have any subsequent events through February 17, 2016, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2015.

TAG WEALTH MANAGEMENT, LLC
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Member's equity (capital) per balance sheet at December 31, 2015	$	18,123
Less not allowable assets: Cash in CRD account		659
Net capital for FINRA requirement purposes as of December 31, 2015		17,464
Net capital required		5,000
Net capital in excess of amount required	$	12,464

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015

TAG WEALTH MANAGEMENT, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

TAG WEALTH MANAGEMENT, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
Tag Wealth Management, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) Tag Wealth Management, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tag Wealth Management, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Tag Wealth Management, LLC stated that Tag Wealth Management, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tag Wealth Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about Tag Wealth Management, LLC, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Phoenix, Arizona
February 26, 2016

Tag Wealth Management, LLC's Exemption Report

Tag Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): [(2)(ii)]

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

Tag Wealth Management, LLC

I, Jack Biltis, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

February 26, 2016